UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 8, 2016

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K of Credit Suisse Group AG and Credit Suisse AG hereby incorporates by reference into the Registration Statement on Form F-3 (file no. 333-202913), the Registration Statements on Form S-8 (file no. 333-101259 and file no. 333-208152) and the Registration Statement on Form F-4 (file no. 333-207696-01) the slides no. 12 through no. 16 of the “Presentation on historical financials under new reporting structure”.

 Presentation on historical financials under new reporting structure  January 8, 2016

 Disclaimer  Cautionary statement regarding forward-looking statementsThis presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 and in "Cautionary statement regarding forward-looking information" in our third quarter earnings release 2015 filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law.Statement regarding purpose and basis of presentationThe purpose of this presentation is to provide a preliminary unaudited restatement of previously published historical financial information reflecting the new management structure announced on October 21, 2015. The restated historical financial information in this presentation has not been audited or reviewed by our independent public accountants, remains preliminary and will only be finalized with the publication of the 4Q15 Earnings Release, scheduled for February 4, 2016. In addition, "Illustrative“ presentations are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such presentations are subject to a large number of inherent risks, assumptions and uncertainties, many of which are outside of our control. Accordingly, this information should not be relied on for any purpose. In preparing this presentation, management has made estimates and assumptions which affect the reported numbers. Actual results may differ. Figures throughout presentation may also be subject to rounding adjustments. Certain figures presented herein differ from those presented on October 21, 2015, reflecting our continuing refinement of the data pending its finalization for the 4Q15 Earnings Release.Statement regarding capital, liquidity and leverageAs of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Leverage amounts for 4Q14, which are presented in order to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been implemented in Switzerland at such time. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.  2  January 8, 2016

Alignment of financial reporting to new management structure

CREDIT SUISSE

Credit Suisse Core results

Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Strategic Resolution Unit

Restructuring of divisions	■ Reflecting the new management structure, Credit Suisse's financial reporting structure will be presented as six reporting segments, including a new Strategic Resolution Unit, with a much simplified Corporate Center ■ The change to Credit Suisse's financial reporting structure does not impact the consolidated results of Credit Suisse Group.
Corporate Center	■ Corporate Center will be presented inclusive of overall costs of shared services, providing transparency of the pre- and post-allocated view of these costs ■ Residual Corporate Center financial results will primarily comprise the central corporate costs, the legal entity program and a modest amount of accounting asymmetry
Strategic Resolution Unit	■ Separate division of the Group with clear accountability, governance and reporting, established to: – Facilitate immediate right-sizing of Investment Banking businesses and focus on rapid wind-down of non-core assets, including those within the former Non-Strategic units – Achieve these objectives by taking over the exposures that do not fit with the parameters of the right-sized former Investment Banking or strategic goals of other business divisions – Provide a platform for restructuring of client centric and strategic but capital inefficient businesses

Note: This slide reflects the new management structure effective October 22, 2015 and is the basis of the restated unaudited historical financial information in this presentation.

CREDIT SUISSE January 8, 2016 3

 Reporting structure  4  New reporting structure as of 4Q151  Old reporting structure until 3Q15  January 8, 2016  1 Beginning with Credit Suisse's 4Q15 and full-year 2015 results, to be released on or about February 4, 2016, Credit Suisse's financial reporting will be presented as six reporting segments reflecting the new organizational structure. The creation of the new reporting structure does not impact the consolidated results of Credit Suisse Group.

High-level overview of new divisions

Swiss Universal Bank
- UHNWI / HNWI / Affluent / Retail clients Switzerland
- External Asset Managers Switzerland
- BANK-Now
  Swisscard CH
  Neue Aargauer Bank
- Sales & Trading Services CH
- Corporate & Institutional Banking Switzerland[1]
- MACS business Switzerland
- Underwriting & Advisory business Switzerland

Int'l Wealth Management
- PB EMEA / Latam
- External Asset Managers EMEA / Latam
- Sales & Trading Services International
- Corporate and Specialty Lending EMEA & Latam[1]
- Asset Management excl. MACS
- MACS business EMEA / Latam

Asia Pacific
- PB APAC
- External Asset Managers APAC
- Corporate and Specialty Lending APAC[1]
- MACS business APAC
- Global Markets APAC
- Investment Banking & Capital Markets APAC

Global Markets[2, 3]
- Fixed Income Sales & Trading
- Equity Sales & Trading

IBCM[3]
- Debt & Equity Underwriting
  (Revenue split between IBCM and GM on the basis of joint ventures)
- Advisory

Strategic Resolution Unit[4]
- Former PB&WM NSU: Restructuring of selected onshore businesses / branches
- Former PB&WM NSU: Legacy cross-border businesses
- US private banking business
- Former PB&WM NSU: Restructuring of former Asset Management businesses
- Former IB NSU: Legacy Fixed Income portfolio, litigation provisions and funding costs
- New additions from: Macro, Credit, Securitized Products, Emerging Markets, Prime Services, Equity Derivatives
- Legacy Funding costs
- Non-controlling interests without a significant economic interest previously excluded from Core Results

Note: The above only reflects significant organizational items, i.e. is not meant to be exhaustive. 1 Within Corporate & Institutional Banking, Corporate and Specialty Lending based on originator view. 2 Includes GM's share of the underwriting revenues, split between GM and IBCM on the basis of agreed joint ventures. 3 GM does not include related businesses from APAC; IBCM does not include related businesses from Switzerland or APAC. 4 Within SRU, real estate sales and provisions will be assigned to the appropriate underlying business. MACS = Multi Asset Class Solutions. CH = Switzerland. PB = Private Banking. PB&WM = Private Banking & Wealth Management. IB = Investment Banking. EMEA = Europe, Middle East & Africa. Latam = Latin America. APAC = Asia Pacific. (U)HNWI = (Ultra) High Net Worth Individuals. GM = Global Markets. IBCM = Investment Banking & Capital Markets. NSU = Non-strategic unit.

Former structure: Wealth Management Clients | Corporate & Institutional Clients | Asset Management | Investment Banking | Corporate Center | Other

CREDIT SUISSE January 8, 2016 5

 Transfers from PB&WM to new divisions 2014  PTI: 1,333 mnRWA: 31 bnLev.: 84 bn  PTI: (1,358) mnRWA: 10 bnLev.: 24 bn  Full year 2014 in CHF  PTI: 2,088 mnRWA: 106 bnLev.: 385 bn  PTI: 341 mnRWA: 8 bnLev.: 35 bn  PTI: 1,775 mnRWA: 57 bnLev.: 239 bn  Investment Banking  Private Banking & Wealth Management   Corporate Center  InternationalWealth Management  Investment Banking &Capital Markets  Corporate Center  Asia Pacific  Swiss Universal Bank  Strategic Resolution Unit  Global Markets  PB&WM = (former) Private Banking & Wealth Management division. PTI = Pre-tax income. RWA = Risk-weighted assets. Lev. = Leverage exposure (look-through). Note: RWA and Leverage Exposure under the old structure reflect certain reclassifications between the divisions and Corporate Center.  6  January 8, 2016  PTI: (4) mnRWA: -Lev.: 2 bn

 PTI: 2,919 mnRWA: 73 bnLev.: 412 bn  PTI: 651 mnRWA: 19 bnLev.: 103 bn  PTI: (2,336) mnRWA: 55 bnLev.: 195 bn  PTI: 571 mnRWA: 14 bnLev.: 37 bn  Investment Banking  Private Banking & Wealth Management   Corporate Center  PTI: 1,830 mnRWA: 162 bnLev.: 750 bn  InternationalWealth Management  Investment Banking &Capital Markets  Corporate Center  Asia Pacific  Swiss Universal Bank  Global Markets  Strategic Resolution Unit  PTI = Pre-tax income. RWA = Risk-weighted assets. Lev. = Leverage exposure (look-through).Note: RWA and Leverage Exposure under the old structure reflect certain reclassifications between the divisions and Corporate Center.  PTI: 26 mnRWA: -Lev.: 3 bn  Transfers from Investment Banking to new divisions 2014  Full year 2014 in CHF  7  January 8, 2016

Transfers from Corporate Center to new divisions 2014

Full year 2014 in CHF

Private Banking & Wealth Management	Investment Banking	Corporate Center
		PTI: (686) mn[1] RWA: 16 bn Lev.: 15 bn

	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Strategic Resolution Unit
PTI:	173 mn	(121) mn	(93) mn	(262) mn	(60) mn	(46) mn[1]	(278) mn
RWA:	-	-	-	-	-	16 bn	-
Lev.:	-	-	-	-	-	15 bn	-

PTI = Pre-tax income. RWA = Risk-weighted assets. Lev. = Leverage exposure (look-through). 1 Includes impact from FVoD of CHF 543 mn. FVoD = Fair value on own debt.
Note: RWA and Leverage Exposure under the old structure reflect certain reclassifications between the divisions and Corporate Center.

CREDIT SUISSE January 8, 2016 8

 Transfers from PB&WM to new divisions 9M15  PTI: 795 mnRWA: 31 bnLev.: 91 bn  PTI: (152) mnRWA: 9 bnLev.: 18 bn  9M15 in CHF  PTI: 2,418 mnRWA: 107 bnLev.: 379 bn  PTI: 321 mnRWA: 8 bnLev.: 35 bn  PTI: 1,429 mnRWA: 58 bnLev.: 232 bn  Investment Banking  Private Banking & Wealth Management   Corporate Center  InternationalWealth Management  Investment Banking &Capital Markets  Corporate Center  Asia Pacific  Swiss Universal Bank  Strategic Resolution Unit  Global Markets  PB&WM = (former) Private Banking & Wealth Management division. PTI = Pre-tax income. RWA = Risk-weighted assets. Lev. = Leverage exposure (look-through).Note: RWA and Leverage Exposure under the old structure reflect certain reclassifications between the divisions and Corporate Center.  9  January 8, 2016  PTI: 22 mnRWA: 1 bnLev.: 3 bn

 PTI: 1,709 mnRWA: 73 bnLev.: 348 bn  PTI: 732 mnRWA: 19 bnLev.: 66 bn  PTI: (1,182) mnRWA: 53 bnLev.: 137 bn  PTI: 156 mnRWA: 18 bnLev.: 34 bn  Investment Banking  Private Banking & Wealth Management   Corporate Center  PTI: 1,435 mnRWA: 162 bnLev.: 586 bn  InternationalWealth Management  Investment Banking &Capital Markets  Corporate Center  Asia Pacific  Swiss Universal Bank  Global Markets  Strategic Resolution Unit  PTI = Pre-tax income. RWA = Risk-weighted assets. Lev. = Leverage exposure (look-through).Note: RWA and Leverage Exposure under the old structure reflect certain reclassifications between the divisions and Corporate Center.  PTI: 19 mnRWA: 1 bnLev.: 1 bn  Transfers from Investment Banking to new divisions 9M15  10  January 8, 2016  9M15 in CHF

Transfers from Corporate Center to new divisions 9M15

9M15 in CHF

Old structure: Private Banking & Wealth Management | Investment Banking | Corporate Center

Corporate Center

PTI:	192 mn[1]
RWA:	16 bn
Lev.:	80 bn

New structure:

	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Strategic Resolution Unit
PTI:	(156) mn	(66) mn	(59) mn	(179) mn	(35) mn	716 mn[1]	(27) mn
RWA:	-	-	-	-	-	16 bn	-
Lev.:	-	-	-	-	-	80 bn	-

PTI = Pre-tax income. RWA = Risk-weighted assets. Lev. = Leverage exposure (look-through). 1 Includes impact from FVoD of CHF 995 mn. FVoD = Fair value on own debt.
Note: RWA and Leverage Exposure under the old structure reflect certain reclassifications between the divisions and Corporate Center.

CREDIT SUISSE January 8, 2016 11

   Financial Overview – Swiss Universal Bank  12  January 8, 2016  Private Banking  2014  9M15  Corp. & Inst. Banking  2014  9M15  Swiss Universal Bank  2014  9M15  Profit-ability  Net revenues  3,914  2,680  1,807  1,413  5,721  4,093  Provision for credit losses  60  35  34  60  94  95  Operating expenses  2,626  1,942  1,025  764  3,651  2,706  Pre-tax income  1,228  703  748  589  1,976  1,292  Return on Capital1  16.5%  14.2%  Capital  Risk-weighted assets in bn  Leverage exposure in bn  57  59  239  232  FTEs  13,200  13,900  Employees  in CHF mn unless otherwise specified  Assets under Management2 in bn  237  Assets  Net New Assets in bn  3.8  6.1  FTEs = Full time equivalents. 1 Worst of return on 10% of average RWA and return on 3.5% of average leverage exposure; assumes tax rate of 30% for all periods. 2 With the update of the Group’s assets under management policy in 3Q15, certain AuM were reclassified as client assets; client assets is a broader measure than AuM as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes. AuM = Assets under Management.  276  263  5.5  6.4  259

   Financial Overview – International Wealth Management  13  January 8, 2016  FTEs = Full time equivalents. 1 Worst of return on 10% of average RWA and return on 3.5% of average leverage exposure; assumes tax rate of 30% for all periods. 2 With the update of the Group’s assets under management policy in 3Q15, certain AuM were reclassified as client assets; client assets is a broader measure than AuM as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes. AuM = Assets under Management.  Private Banking  2014  9M15  Asset Management  2014  9M15  Int’l Wealth Management  2014  9M15  3,127  2,284  1,624  964  4,751  3,248  12  11  0  0  12  11  2,320  1,691  1,207  817  3,527  2,508  795  582  417  147  1,212  729  27.0%  21.7%  31  31  84  91  8,700  8,900  in CHF mn unless otherwise specified  Profit-ability  Net revenues  Provision for credit losses  Operating expenses  Pre-tax income  Return on Capital1  Capital  Risk-weighted assets in bn  Leverage exposure in bn  FTEs  Employees  Assets  Net New Assets in bn  324  287  305  315  7.3  1.2  6.5  22.9  Assets under Management2 in bn

   Financial Overview – Asia Pacific  14  January 8, 2016  FTEs = Full time equivalents. 1 Worst of return on 10% of average RWA and return on 3.5% of average leverage exposure; assumes tax rate of 30% for all periods. 2 With the update of the Group’s assets under management policy in 3Q15, certain AuM were reclassified as client assets; client assets is a broader measure than AuM as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes. AuM = Assets under Management.  Private Banking  2014  9M15  Investment Banking  2014  9M15  Asia Pacific  2014  9M15  1,037  907  2,298  2,106  3,335  3,013  4  23  36  9  40  32  723  588  1,672  1,399  2,395  1,987  310  296  590  698  900  994  13.1%  23.0%  27  27  138  100  5,900  6,400  in CHF mn unless otherwise specified  Profit-ability  Net revenues  Provision for credit losses  Operating expenses  Pre-tax income  Return on Capital1  Capital  Risk-weighted assets in bn  Leverage exposure in bn  FTEs  Employees  Assets  Net New Assets in bn  151  139  17.5  14.8  Assets under Management2 in bn

   Financial Overview – Global Markets and IBCM  15  January 8, 2016  GM = Global Markets. IBCM = Investment Banking & Capital Markets. FTEs = Full time equivalents. 1 Worst of return in USD on 10% of average RWA and return on 3.5% of average leverage exposure; assumes tax rate of 30% for all periods.  in CHF mn unless otherwise specified  Global Markets  2014  9M15  IBCM  2014  9M15  8,613  6,264  2,106  1,349  7  14  (2)  0  5,949  4,720  1,600  1,205  2,657  1,530  508  144  14.0%  10.9%  26.2%  8.8%  73  73  14  18  412  348  42  38  11,900  12,800  2,400  2,800  Profit-ability  Net revenues  Provision for credit losses  Operating expenses  Pre-tax income  Return on Capital1  Capital  Risk-weighted assets in bn  Leverage exposure in bn  FTEs  Employees

Financial Overview – SRU and Corporate Center

in CHF mn unless specified

		Strategic Resolution Unit		Corporate Center[2]	
		2014	9M15	2014	9M15
Profit-ability	Net revenues	1,168	392	548	1,228
	Provision for credit losses	33	39	2	0
	Operating expenses	4,708	1,741	599	510
	Pre-tax income	(3,573)	(1,388)	(53)	718
	Return on Capital[1]	n/m	n/m	n/m	n/m
Capital	Risk-weighted assets in bn	65	62	16	16
	Leverage exposure in bn	219	156	15	80
Employees	FTEs	3,400	3,000	300	300

SRU = Strategic Resolution Unit. n/m = not meaningful. FTEs = Full time equivalents.
1 Worst of return on 10% of average RWA and return on 3.5% of average leverage exposure; assumes tax rate of 30% for all periods.
2 On January 5, 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU requires the total change in the instrument-specific credit risk on fair value elected liabilities (also referred to as "own credit") to be presented separately in other comprehensive income when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. From the 1st of January 2016 onwards, Credit Suisse will adopt the new treatment of such valuation movements as other comprehensive income. FASB = Financial Accounting Standards Board.

CREDIT SUISSE
January 8, 2016 16

 Core results by business activity 2014  17  January 8, 2016

 Core results by business activity 9M15  18  January 8, 2016

Corporate Center pre- & post allocations

Corporate Center expenses in CHF mn	2014	9M15	9M15 annualized
Corporate Center compensation & benefits	3,030	2,159	2,879
Corporate Center other operating expenses	3,536	2,776	3,701
Corporate Center total operating expenses	**6,566**	**4,935**	**6,580**

Shared Services employee allocations to divisions in FTEs



21,700
100
1,900
700
6,600
3,100
3,600
5,700
23,100
100
1,600
900
7,400
3,400
3,700
6,000
2014
9M15
CHUB IWM APAC GM IBCM SRU CC post allocations

Corp. Center expense allocations to divisions in CHF mn



6,566
599
647
252
1,946
724
930
1,468
4,935
510
459
196
1,463
558
688
1,061
6,580
680
612
261
1,951
744
917
1,415
2014
9M15
9M15 annualized
CHUB IWM APAC GM IBCM SRU CC post allocations

CHUB = Swiss Universal Bank. IWM = International Wealth Management. APAC = Asia Pacific. GM = Global Markets. IBCM = Investment Banking & Capital Markets. SRU = Strategic Resolution Unit. CC = Corporate Center. FTEs = Full time equivalents.

CREDIT SUISSE January 8, 2016 19

Time series  January 8, 2016  20

 Time series – Credit Suisse Group (1/3)  21  January 8, 2016

 Time series – Credit Suisse Group (2/3)  22  January 8, 2016

 Time series – Credit Suisse Group (3/3)  23  January 8, 2016

 Time series – Core Results  24  January 8, 2016

 Time series – Swiss Universal Bank (1/2)  25  January 8, 2016

 Time series – Swiss Universal Bank (2/2)  26  January 8, 2016

 Time series – International Wealth Management (1/2)  27  January 8, 2016

 Time series – International Wealth Management (2/2)  28  January 8, 2016

 Time series – Asia Pacific (1/2)  29  January 8, 2016

 Time series – Asia Pacific (2/2)  30  January 8, 2016

 Time series – Global Markets  31  January 8, 2016

 Time series – Investment Banking & Capital Markets  32  January 8, 2016

 Time series – Strategic Resolution Unit  33  January 8, 2016

 Time series – Corporate Center (1/2)  34  January 8, 2016

 Time series – Corporate Center (2/2)  35  January 8, 2016

 Time series – Assets under Management  36  January 8, 2016

 January 8, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Zsolt Zsigray
Zsolt Zsigray
Date: January 8, 2016		Vice President